Exhibit 99.1

METALÚRGICA GERDAU S.A. Corporate Taxpayer ID (CNPJ/MF): 92.690.783/0001-09 Company Registry (NIRE): 43300001504	GERDAU S.A. Corporate Taxpayer ID (CNPJ/MF): 33.611.500/0001-19 Company Registry (NIRE): 33300032266

MATERIAL FACT

GERDAU S.A. (Bovespa: GGBR; NYSE: GGB; Latibex: XGGB) (“Company”) and METALÚRGICA GERDAU S.A. (Bovespa: GOAU) (“Metalúrgica Gerdau” or “Offeror” and, jointly with the Company, the “Companies”), in accordance with articles 3 and 9 of Instruction 358 of January 3, 2002, issued by the Securities and Exchange Commission of Brazil (“CVM”) and Article 157, Paragraph 4 of Federal Law 6,404 of December 15, 1976 (“Law 6,404/1976”), and continuing the Material Fact dated March 8, 2017, which was complemented by the Notice to the Market dated March 13, 2017, hereby inform their shareholders and the general market that Metalúrgica Gerdau filed at the CVM, on the date hereof, an application for registering the public tender offer to increase interest (“Offer”), in compliance with Article 4, Paragraph 6 of Law 6,404/1976 and Article 26 of CVM Instruction 361 of March 5, 2002 (“CVM Instruction 361/2002”).

In accordance with Article 7 of CVM Instruction 361/2002, Banco Bradesco BBI S.A. was engaged to act as the Intermediary Institution of the Offer (“Intermediary Institution”).

In connection with the Offer, Metalúrgica Gerdau, through the Intermediary Institution, may acquire up to all outstanding common shares (GGBR3) issued by the Company (“Shares Subject to the Offer”), which amount to eighty-eight million, seven thousand, seven hundred sixty-nine (88,007,769) shares. The Offer will be carried out through the exchange of common shares issued by Gerdau (GGBR3) for preferred shares (GGBR4) issued by Gerdau and held by Metalúrgica Gerdau. The exchange ratio of the Offer shall attribute one (1) preferred share (GGBR4) for each one (1) common share (GGBR3) that adheres to the Offer.

The Offeror informs further that it received, on the date hereof, the report (“Valuation Report”) prepared by Banco Bradesco BBI S.A. (“Valuator”). Since this is an exchange Offer, in which the shares offered for exchange (GGBR4 preferred shares) and the Shares Subject to the Offer are issued by the same Company, the Valuation Report determined an exchange ratio of between 0.98:1 and 1.05:1.

The full contents of the Valuation Report shall remain available for consultation, as from the date hereof, at the registered office of the Companies and the Intermediary Institution, on the investor relations website of the Companies (http://ri.gerdau.com/) and on the websites of the CVM (www.cvm.gov.br) and the BM&FBovespa (www.bmfbovespa.com.br), in accordance with Article 8, Paragraph 5 of CVM Instruction 361/2002.

In view of the findings of the Valuator, Metalúrgica Gerdau confirms the exchange ratio for the Offer of one (1) preferred share (GGBR4) for each one (1) common share (GGBR3) that adheres to the Offer.

As already stated in the Material Fact dated March 8, 2017, the application for registering the Offer also contains an application for waiver of the share acquisition limit established in Article 15 of CVM Instruction 361/2002, which will be analyzed by the CVM, to confer liquidity to all shareholders interested in exchanging their common shares (GGBR3) for preferred shares (GGBR4) issued by Gerdau, without the Offer being subject to any apportionment or any other condition of acceptance by a minimum number of free-float shares for its effective consummation, which, as per the understanding of the Companies, would not be consistent with the purpose of the Offer.

The Companies shall keep the market informed of the aforementioned matters, including the information related to the Offer.

Porto Alegre, March 22, 2017

Harley Lorentz Scardoelli

Executive Vice President and

Investor Relations Officer